UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934 and (Amendment No. __)

                UNITED ASSET MANAGEMENT CORPORATION
                          (Name of Issuer)

                Common Stock, no par per share
                (Title of Class of Securities)

                            909420 10 1
                          (CUSIP Number)

                          D. Francis Finlay
                            John P. Clay
                        c/o Clay Finlay Inc.
                          200 Park Avenue
                     New York, New York 10166
                          (212) 557-7022

          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                          August 29, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [X]
                                SCHEDULE 13D


CUSIP No. 909420 10 1

1.  NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    (a)    D. Francis Finlay
    (b)    John P. Clay

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)    [X]
    (b)    [ ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS
    OO

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)

6.  CITIZENSHIP OR PLACE OF ORGANIZATION
    (a)    UK
    (b)    US

NUMBER         7.  SOLE VOTING POWER
OF                 (a)     2,408,970
                   (b)     2,408,970

SHARES         8.  SHARED VOTING POWER
BENEFICIALLY       (a)     -0-
                   (b)     -0-

OWNED BY       9.  SOLE DISPOSITIVE POWER
EACH               (a)     2,408,970
                   (b)     2,408,970

REPORTING     10.     SHARED DISPOSITIVE POWER
PERSON WITH        (a)     -0-
                   (b)     -0-

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON
                   (a)     2,408,970
                   (b)     2,408,970

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
        EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   (a)     3.52%
                   (b)     3.52%

14.     TYPE OF REPORTING PERSON
                   (a)     IN
                   (b)     IN
Item 1.   SECURITY AND ISSUER

     This Schedule 13D ("Schedule 13D") relates to the common stock, $.01 par value per share (the "Common Stock"), of United Asset Management
Corporation, a Delaware corporation ("UAM" or the "Company"). The principal executive offices of UAM are located at One International Place, Boston, MA 02110.


Item 2.   IDENTITY AND BACKGROUND

     This Statement is filed by D. Francis Finlay and John P. Clay (the "Reporting Persons"), both having a business address at c/o Clay Finlay Inc. ("Clay Finlay"), 200 Park Avenue, New York, New York 10166. Mr. Finlay and Mr. Clay are each Co-Chairman of the Board of Clay Finlay.

     Neither of Messrs. Finlay or Clay has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Finlay is a citizen of the United Kingdom. Mr. Clay is a citizen of the United States.


Item 3.   SOURCE AND AMOUNT OF FUNDS.

     The Reporting Persons acquired the Common Stock the subject of this filing pursuant to (1) a merger (the "Merger") between Clay Finlay and a wholly-owned subsidiary of UAM, with Clay Finlay to be the surviving corporation and (2) the subsequent acquisition (the "Acquisition") by Clay Finlay of the outstanding shares of Clay Finlay Ltd., a Bermuda company. Under the agreements relating to the Merger and the Acquisition, the Reporting Persons and the shareholders of Clay Finlay and Clay Finlay Ltd. received shares of UAM Common Stock in exchange for their shares of Clay Finlay and Clay Finlay Ltd. The Merger and the Acquisition were both consummated on August 29, 1996.


Item 4.   PURPOSE OF TRANSACTION

     All the shares of Common Stock beneficially owned by the Reporting Persons were acquired solely for investment purposes. The Reporting
Persons have advised the Company that the shares of Common Stock held by them be offered for sale and sold or distributed, from time to time, by the Reporting Persons, or by pledgees, donees, transferees or other successors in interest, on one or more exchanges or in the over-the-counter-market, or otherwise at prices and on terms then prevailing or at prices related to the then current market price, or in negotiated transactions.

Item 5.   INTEREST IN SECURITIES OF THE COMPANY.

     (a) Mr. Finlay beneficially owns an aggregate of 2,408,970 shares of Common Stock, such amount representing approximately 3.52% of the shares of Common Stock outstanding. Mr. Clay beneficially owns an aggregate of 2,408,970 shares of Common Stock, such amount representing approximately
3.52% of the shares of Common Stock outstanding, of which 28,090 shares are held by trust of which the wife of Mr. Clay is the grantor. Certain other individuals also party to the Continuity of Interest Agreements referred to in Item 7 own an aggregate of 966,723 shares of Common Stock, such amount representing 1.41% of the shares of Common Stock outstanding.

     (b) Each of Messrs. Finlay and Clay holds sole power to vote and direct the disposition of all shares of Common Stock beneficially owned by each of them set forth in Item 5(a), respectively.

     (c) No transactions in the Common Stock were effected by the Reporting Persons during the past 60 days other than the acquisition described in
Item 3.

     (d) A trust of which the wife of Mr. Clay is the grantor holds 28,090 shares of Common Stock beneficially owned by Mr. Clay and has the right to receive dividends on and proceeds from the sale of such shares.

     (e)  Not applicable.


Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
          ISSUER.

     The Reporting Persons, along with certain other individuals referred to in Item 5 (a), are parties to an agreement, dated August 29, 1996, pursuant to which they have agreed not to sell more than 50% of the Common Stock held by them for at least two years from the date of the agreement.


Item 7.   EXHIBITS.

     (a)  Clay Finlay Inc. Continuity of Interest Agreement dated August 29,
     1996.

     (b) Clay Finlay Ltd. Continuity of Interest Agreement dated August 29, 1996.
                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          /s/ D. Francis Finlay
                          D. Francis Finlay


                          /s/ John P. Clay
                          John P. Clay

Date:     September 12, 1996

                              CLAY FINLAY INC.
                      CONTINUITY OF INTEREST AGREEMENT


          The undersigned shareholders ("Shareholders") of Clay Finlay Inc., a New York corporation ("CF Inc."), hereby enter into this Agreement on August 29, 1996 for the purposes hereinafter set forth.

                            W I T N E S S E T H:

          WHEREAS, United Asset Management Corporation, a Delaware corporation ("UAM"), CF Newco, Inc., a New York corporation and a wholly owned subsidiary of UAM ("Newco"), CF Inc., and the Shareholders entered into a Merger Agreement dated as of July 17, 1996 (the "Merger Agreement");

          WHEREAS, pursuant to the Merger Agreement and in accordance with the applicable provisions of the statutes of the states of Delaware and New York, Newco will merge (the "Merger") with and into CF Inc., the Surviving Corporation and, pursuant to the Merger, (a) each share of CF Inc. Common Stock shall be exchanged for and converted into the number of shares of validly issued, fully paid and nonassessable common stock, par value $.01 per share, of UAM ("UAM Common Stock") equal to the Conversion Ratio (as defined in Section 1.2 of the Merger Agreement); and
(b) each share of common stock of Newco issued and outstanding shall be converted into and become one share of Common Stock of the Surviving Corporation; and

          WHEREAS, the Shareholders are willing to consummate the Merger only if such transaction will qualify as a tax-free reorganization under
Section 368 of the Internal Revenue Code of 1986, as amended (the "Code");

                NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

          1. Each of the Shareholders represents and warrants severally and not jointly that he or she has, and as of the Effective Time (as defined in Section 1.1 of the Merger Agreement) will have, no plan, intention or arrangement to sell, transfer or otherwise dispose of a number of shares of UAM Common Stock to be received in the Merger that would reduce his or her ownership of UAM Common Stock to a number of shares having a value, as of the date of the Merger, of less than 50 percent of the value of his or her issued and outstanding capital stock of CF Inc. immediately prior to the Effective Time. Furthermore, each of the Shareholders represents that he or she has no knowledge of any plan, intention or arrangement by any former CF Inc. shareholder to sell, transfer or otherwise dispose of a number of shares of UAM Common Stock to be received in the Merger that would reduce the former CF Inc. shareholders' ownership of UAM Common Stock, in the aggregate, to a number of shares having a value, as of the date of the Merger, of less than 50 percent of the value of all of the issued and outstanding capital stock of CF Inc. immediately prior to the Effective Time. For purposes of this Agreement, shares of CF Inc. Common Stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of UAM Common Stock will be treated as outstanding CF Inc. Common Stock on the date of the transaction.

          2. Each of the Shareholders agrees that, for a period of two (2) years after the Effective Time of the Merger (the "Post-Merger Continuity Period"), he or she will not sell, transfer or otherwise dispose of his or her respective shares of UAM Common Stock having a value, as of the date of the Merger, of more than 50 percent of the value of his or her respective shares of the issued and outstanding capital stock of CF Inc. immediately prior to the Effective Time. For purposes of this Agreement, shares of CF Inc. Common Stock exchanged for cash or other property, surrendered by dissenters, or exchanged for cash in lieu of fractional shares of UAM
Common Stock will be treated as outstanding CF Inc. Common Stock on the date of the transaction. Moreover, shares of CF Inc. Common Stock and shares of UAM Common Stock held by CF Inc. shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Effective Time of the Merger will be considered for purposes of this Agreement.

          3. The Shareholders shall deliver written notice to John P. Clay and D. Francis Finlay within ten (10) days after disposing of any shares of UAM Common Stock during the Post-Merger Continuity Period (as permitted by paragraph 2), stating the number of shares disposed of and the manner of disposition.

          4. The Shareholders recognize and agree that their remedy at law for any breach of the provisions of this Agreement would be inadequate and that for breach of such provisions the Shareholders shall, in addition to such other remedies as may be available to them at law or in equity, be entitled to injunctive relief by an action for specific performance to the extent permitted by law.

          5. The execution, interpretation, and performance of this Agreement and any claims arising out of this Agreement shall be governed by the laws of the State of New York without regard to the conflict of law provisions thereof. The parties hereto hereby consent to the jurisdiction of any state or federal court located within the City, County and State of New York. The parties waive personal service of process, and assent that service of process may be made by registered mail to the parties' respective addresses herein provided.

          6. All notices hereunder shall be in writing and delivered by hand or mailed by United States registered or certified first class mail, postage fees prepaid, or sent by overnight delivery service or by telefax with delivery confirmed to the party to be notified at the party's address shown below. Notices which are sent by overnight delivery service or sent by telefax shall be effective upon confirmed receipt thereof by the person to whom the delivery is addressed. Notices which are hand delivered shall be effective on delivery. Notices which are mailed shall be effective on the third business day after mailing.

                    (i)   John P. Clay
                          114 East 30th Street
                          New York, New York  10116

                    (ii)  D. Francis Finlay
                          114 East 90th Street
                          New York, New York  10128

                    (iii) Gregory M. Jones
                          5 Crows Nest
                          Chappaqua, New York  10514

                    (iv)  Robert C. Schletter
                          36 Winthrop Road
                          Short Hills, New Jersey  07078

          7. This Agreement shall not be modified, amended, altered or supplemented except by a written agreement executed by the Shareholders
(or their personal representatives) who owned more than 50% of the outstanding capital stock of CF Inc. immediately prior to the Effective Time, provided that such shareholders must include both John P. Clay and D.
Francis Finlay (or their personal representatives). In the event of the termination of the Merger Agreement pursuant to the terms of Article IX thereof, or in the event that the Merger is otherwise not consummated on or before September 30, 1996, this Agreement shall also terminate.

          8. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs and assigns. Notwithstanding any provision herein, upon the death of any Shareholder, the estate or personal representative of such Shareholder (the "Estate") shall be permitted to sell, transfer or dispose of the UAM Common Stock it owns without regard to Section 2 hereof, if the Estate obtains and provides to the remaining shareholders an opinion of counsel (which opinion shall be reasonably acceptable to John P. Clay and D. Francis Finlay if they continue to own their shares of UAM Common Stock) that the sale of all or any portion of the remaining UAM Common Stock held by the Estate will not cause the Merger to fail to qualify as a tax-free reorganization under Section 368 of the Code.

          9. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but of which together shall constitute one and the same document. This Agreement constitutes the entire agreement among the Shareholders with respect to the subject matter hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Continuity of Interest Agreement to be duly executed on the date first set forth above and to become effective immediately after the Effective Time of the Merger Agreement.


                                    /s/ D. Francis Finlay
                                    D. Francis Finlay

                                    /s/ John P. Clay
                                    John P. Clay

                                    /s/ Gregory M. Jones
                                    Gregory M. Jones

                                    /s/ Robert C. Schletter
                                    Robert C. Schletter

                              CLAY FINLAY LTD.
                      CONTINUITY OF INTEREST AGREEMENT


          The undersigned shareholders ("Shareholders") of Clay Finlay Ltd. a company limited by shares, incorporated in the Islands of Bermuda ("CF Ltd."), hereby enter into this Agreement on August 29, 1996 for the purposes hereinafter set forth.

                            W I T N E S S E T H:

          WHEREAS, United Asset Management Corporation, a Delaware corporation ("UAM"), Clay Finlay Inc., a New York corporation ("CF Inc."), CF Ltd., and the Shareholders entered into an Acquisition Agreement dated as of July 17, 1996 (the "Acquisition Agreement");

          WHEREAS, on the Closing Date (as defined in Article II of the Acquisition Agreement) but prior to the Acquisition, UAM will acquire, pursuant to the terms and conditions of a Merger Agreement by and among UAM, CF Inc., CF Newco Inc., and the Stockholders of CF Inc., dated as of July 17, 1996 (the "Merger Agreement"), all of the issued and outstanding capital stock of CF Inc. by means of a merger (the "Merger"), pursuant to which CF Inc. will become a wholly-owned subsidiary of UAM;

          WHEREAS, on the Closing Date and on the terms and subject to the conditions contained in the Acquisition Agreement, CF Inc. shall purchase from the Shareholders, and the Shareholders shall convey, transfer, set over, assign and deliver to CF Inc. the full legal and beneficial title to all of the issued and outstanding share capital of CF Ltd. (the "CF Ltd. Shares"). The CF Ltd. Shares are to be purchased by CF Inc. for UAM Stock (as provided for in Section 1.2 of the Acquisition Agreement) (the "Acquisition"); and

          WHEREAS, certain of the Shareholders are willing to consummate the Acquisition only if such transaction will qualify as a tax-free reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code");

                NOW, THEREFORE, THE PARTIES AGREE AS FOLLOWS:

          10. Each of the Shareholders represents and warrants severally and not jointly that he or she has, and as of the Closing Date will have, no plan, intention or arrangement to sell, transfer or otherwise dispose of a number of shares of UAM Common Stock to be received in the Acquisition that would reduce his or her ownership of UAM Common Stock to a number of shares having a value, as of the date of the Acquisition, of less than 50 percent of the value of his or her issued and outstanding capital stock of CF Ltd. immediately prior to the Closing Date. Furthermore, each of the Shareholders represents that he or she has no knowledge of any plan, intention or arrangement by any former CF Ltd. shareholder to sell, transfer or otherwise dispose of a number of shares of UAM Common Stock to be received in the Acquisition that would reduce the former CF Ltd.
shareholders' ownership of UAM Common Stock, in the aggregate, to a number of shares having a value, as of the date of the Acquisition, of less than 50 percent of the value of all of the issued and outstanding capital stock of CF Ltd. immediately prior to the Closing Date. For purposes of this Agreement, shares of CF Ltd. Common Stock exchanged for cash in lieu of fractional shares of UAM Common Stock will be treated as outstanding CF
Ltd. Common Stock on the date of the transaction.

          11. Each of the Shareholders agrees that, for a period of two (2) years after the Closing Date of the Acquisition (the "Post-Acquisition Continuity Period"), he or she will not sell, transfer or otherwise dispose of his or her respective shares of UAM Common Stock having a value, as of the date of the Acquisition, of more than 50 percent of the value of his or her respective shares of the issued and outstanding capital stock of CF Ltd. immediately prior to the Closing Date. For purposes of this Agreement, shares of CF Ltd. Common Stock exchanged for cash in lieu of fractional shares of UAM Common Stock will be treated as outstanding CF Ltd.
Common Stock on the date of the transaction. Moreover, shares of CF Ltd. Common Stock and shares of UAM Common Stock held by CF Ltd.
shareholders and otherwise sold, redeemed, or disposed of prior or subsequent to the Closing Date of the Acquisition will be considered for purposes of this Agreement.

          12. The Shareholders shall deliver written notice to John P. Clay and D. Francis Finlay within ten (10) days after disposing of any shares of UAM Common Stock during the Post-Acquisition Continuity Period (as permitted by paragraph 2), stating the number of shares disposed of and the manner of disposition.

          13. The Shareholders recognize and agree that their remedy at law for any breach of the provisions of this Agreement would be inadequate and that for breach of such provisions the Shareholders shall, in addition to such other remedies as may be available to them at law or in equity, be entitled to injunctive relief by an action for specific performance to the extent permitted by law.

          14. The execution, interpretation, and performance of this Agreement and any claims arising out of this Agreement shall be governed by the laws of the State of New York without regard to the conflict of law provisions thereof. The parties hereto hereby consent to the jurisdiction of any state or federal court located within the City, County and State of New York. The parties waive personal service of process, and assent that service of process may be made by registered mail to the parties' respective addresses herein provided.

          15. All notices hereunder shall be in writing and delivered by hand or mailed by United States registered or certified first class mail, postage fees prepaid, or sent by overnight delivery service or by telefax with delivery confirmed to the party to be notified at the party's address shown below. Notices which are sent by overnight delivery service or sent by telefax shall be effective upon confirmed receipt thereof by the person to whom the delivery is addressed. Notices which are hand delivered shall be effective on delivery. Notices which are mailed shall be effective on the third business day after mailing.

                    (i)   John P. Clay
                          114 East 30th Street
                          New York, New York  10116

                    (ii)  D. Francis Finlay
                          114 East 90th Street
                          New York, New York  10128

                    (iii) Ian Brown
                          Pacific Place
                          88 Queensway
                          Apartment 2104
                          HONG KONG

                    (iv)  A. Yamada
                          River Point Tower, 1408
                          1-11-6 Tsukuda
                          Tokyo 104
                          JAPAN

                    (v)   P. Lyon
                          Westane, Tyrell Wood
                          Leatherhead
                          Surrey, KT22 8QT
                          UNITED KINGDOM

                    (vi) Notices to the Bon Accord Trust, L'Espoire Trust and the Alwyne Trust shall be mailed to the address set forth in the Acquisition Agreement.


          16. This Agreement shall not be modified, amended, altered or supplemented except by a written agreement executed by the Shareholders
(or their personal representatives) who owned more than 50% of the outstanding capital stock of CF Ltd. immediately prior to the Closing Date, provided that such shareholders must include both John P. Clay and D. Francis Finlay (or their personal representatives). In the event of the termination of the Acquisition Agreement pursuant to the terms of Article X thereof, or in the event that the Acquisition is otherwise not consummated on or before September 30, 1996, this Agreement shall also terminate.

          17. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors, heirs and assigns. Notwithstanding any provision herein, upon the death of any Shareholder, the estate or personal representative of such Shareholder (the "Estate") shall be permitted to sell, transfer or dispose of the UAM Common Stock it owns without regard to Section 2 hereof, if the Estate obtains and provides to the remaining shareholders an opinion of counsel (which opinion shall be reasonably acceptable to John P. Clay and D. Francis Finlay if they continue to own their shares of UAM Common Stock) that the sale of all or any portion of the remaining UAM Common Stock held by the Estate will not cause the Acquisition to fail to qualify as a tax-free reorganization under
Section 368 of the Code.

          18. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but of which together shall constitute one and the same document. This Agreement constitutes the entire agreement among the Shareholders with respect to the subject matter hereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Continuity of Interest Agreement to be duly executed on the date first set forth above and to become effective immediately after the Closing Date of the Acquisition Agreement.


/s/ John P. Clay                    /s/ D. Francis Finlay
John P. Clay                        D. Francis Finlay


/s/ Ian Brown                       /s/ Asako Yamada
Ian Brown                           Asako Yamada


/s/ Peter G. Lyon
Peter G. Lyon



Codan Trust Company Limited as trustess       L' Espoire Trust
of The Alwyne Trust


By:  /s/ FRE Dakers                           By:  /s/ Julie T. Scott /s/SA
     Pembroke Company Limited as                   French
     Nominee for                                   its Nominee/Trustee
     Codan Trust Company Limited                   Name:
                                                   Title:
By: /s/ Nicholas Johnson
    Name:
    Title:


The Bon Accord Trust


By:  /s/ A.R. Caffrey /s/ S.F. Mallory
        its Nominee/Trustee
        Name:
        Title: